UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO-I
(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

ENERGY CONVERSION DEVICES, INC.
(Name of Subject Company (Issuer))

ENERGY CONVERSION DEVICES, INC.
(Names of Filing Person (Offeror))

Restricted Stock Units
Convertible into Common Stock, $0.01 Par Value per Share
(Title of Class of Securities)

292659109
(CUSIP Number of Class of Securities)
(Underlying Class)

Jay Knoll
Energy Conversion Devices, Inc.
2956 Waterview Drive
Rochester Hills, MI 48309-3484
(248) 293-0440

Copy to:
W. Andrew Jack
Covington & Burling LLP
1201 Pennsylvania Avenue
Washington, DC 20004-2401
(202) 662-5232

(Name, address and telephone number of person authorized to
receive notices and communications on behalf of filing persons)

CALCULATION OF FILING FEE

Transaction Valuation* $1,181,483.16	Amount of Filing Fee** $65.93

*       Calculated solely for purposes of determining the filing fee. This amount assumes that RSUs convertible into 97,724 shares of common stock of Energy Conversion Devices, Inc. at $12.09  per share, the average of the high and low sales prices for October 13, 2009, as reported on the NASDAQ Global Select Market, will be issued in exchange for currently outstanding RSUs pursuant to this offer.

**    The amount of the filing fee, calculated in accordance with Rule 0-11(b)(2) of the Securities Exchange Act of 1934, as amended, equals $55.80 per million dollars of the value of the transaction.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
Form or Registration No.:
Filing Party:
Date Filed:
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender-offer subject to Rule 13e-4.
☐	going private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

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SCHEDULE TO

This offer is being made upon the terms and subject to the conditions set forth in the Offer to Exchange, which, as may be amended or supplemented from time to time, constitutes the offer. This Schedule TO, as amended, is intended to satisfy the reporting requirements of Section 13(e) of the Securities Exchange Act of 1934 and Rule 13e-4(c) promulgated thereunder.

ITEM 1.                     SUMMARY TERM SHEET

The information set forth under the "Summary Term Sheet" in the Offer to Exchange, dated October 14, 2009 (the "Offer to Exchange"), attached hereto as Exhibit (a)(1), is incorporated herein by reference.

ITEM 2.                     SUBJECT COMPANY INFORMATION

(a)     The name of the issuer is Energy Conversion Devices, Inc., a Delaware corporation (the "Company"), and the address of its principal executive office is Energy Conversion Devices, Inc., 2956 Waterview Drive, Rochester Hills, MI 48309-3484, and the telephone number at that address is (248) 293-0440. The information set forth in the Offer to Exchange under Section 8 ("Information Concerning Energy Conversion Devices, Inc.") is incorporated herein by reference.

(b)     This Tender Offer Statement on Schedule TO-I relates to an offer by the Company to exchange certain Restricted Stock Units subject to the achievement of performance goals for fiscal 2012 (the “2012 RSUs") and granted to employees of the Company under the 2006 Stock Incentive Plan (the "plan"), convertible into shares of the Company's common stock, $0.01 par value (the "Common Stock").  As is more fully described in the Offer to Exchange, participants in the offer will receive, in exchange for their tendered 2012 RSUs, a grant under the plan of an equal number of new RSUs subject to different terms and conditions than the 2012 RSUs (the “new RSUs”) convertible into shares of the Common Stock upon the terms and subject to the conditions in the Offer to Exchange and the related Election Concerning Exchange of Restricted Stock Units (together with the Offer to Exchange, as they may be amended from time to time, the "Offer"), attached hereto as Exhibit (a)(2). The number of shares of Common Stock subject to new RSUs will be equal to the number of shares of Common Stock subject to the 2012 RSUs that are accepted for exchange and cancelled. The information set forth in the Offer to Exchange under "Summary Term Sheet," Section 1 ("Number of Restricted Stock Units; Expiration Date") and Section 7 (“Source and Amount of Consideration; Terms of New Restricted Stock Units; Conditions of the Offer”) is incorporated herein by reference.

(c)     The information set forth in the Offer to Exchange under Section 6 ("Price Range of Common Stock Underlying the Restricted Stock Units") is incorporated herein by reference.

ITEM 3.                     IDENTITY AND BACKGROUND OF FILING PERSON

(a)     The information set forth under Item 2(a) above and in the Offer to Exchange under Section 9 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Restricted Stock Units") and Section 15 (“Additional Information”) is incorporated herein by reference.

ITEM 4.                     TERMS OF THE TRANSACTION

(a) Material Terms. The information set forth in the Offer to Exchange under Section 1 (“Number of Restricted Stock Units; Expiration Date”), Section 3 (“Procedures for Electing to Exchange Restricted Stock Units”), Section 4 (“Withdrawal Rights”), Section 5 (“Acceptance of Restricted Stock Units for Exchange and Issuance of New Restricted Stock Units”), Section 7 (“Source and Amount of Consideration; Terms of New Restricted Stock Units; Conditions of the Offer”), Section 11 (“Legal Matters; Regulatory Approvals”), Section 12 (“Material Federal Income Tax Consequences”), and Section 13 (“Extension of Offer; Termination; Amendment”) is incorporated herein by reference.

(b)  Purchases. The information set forth in the Offer to Exchange under Section 9 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Restricted Stock Units”) is incorporated herein by reference.

ITEM 5.                     PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND ARRANGEMENTS

(e)     The information set forth in the Offer to Exchange under Section 9 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Restricted Stock Units") is incorporated herein by reference. The plan attached hereto as Exhibit (d) contains information regarding the subject securities.

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ITEM 6.                     PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

(a)     The information set forth in the Offer to Exchange under Section 2 ("Purpose of the Offer") is incorporated herein by reference.

(b)     The information set forth in the Offer to Exchange under “Summary Term Sheet,” and in Section 5 ("Acceptance of Restricted Stock Units for Exchange and Issuance of New Restricted Stock Units") and Section 10 ("Status of Restricted Stock Units Acquired by Us in the Offer; Accounting Consequences of the Offer") is incorporated herein by reference.

(c)     The information set forth in the Offer to Exchange under Section 2 ("Purpose of the Offer") is incorporated herein by reference.

ITEM 7.                     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

(a)     The information set forth in the Offer to Exchange under Section 7 ("Source and Amount of Consideration; Terms of New Restricted Stock Units; Conditions of the Offer") and Section 14 ("Fees and Expenses") is incorporated herein by reference.

(b)     The information set forth in the Offer to Exchange under Schedule 7 ("Source and Amount of Consideration; Terms of New Restricted Stock Units; Conditions of the Offer") is incorporated herein by reference.

(d)     Not applicable

ITEM 8.                     INTERESTS IN SECURITIES OF THE SUBJECT COMPANY

(a)     The information set forth in the Offer to Exchange under Section 9 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Restricted Stock Units") is incorporated herein by reference.

(b)     The information set forth in the Offer to Exchange under Section 9 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Restricted Stock Units") is incorporated herein by reference.

ITEM 9.                     PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

(a)     Not applicable

ITEM 10.                     FINANCIAL STATEMENTS

The information set forth in the Offer to Exchange under Section 8 ("Information Concerning Energy Conversion Devices, Inc.") and Section 15 ("Additional Information"), and on pages 47 through 95, of the Company's Annual Report on Form 10-K for its fiscal year ended June 30, 2009, filed herewith as Exhibit (a)(5), is incorporated by reference. The Company's most recent Form 10-K has been provided to the offerees.

 (b)     Not applicable

ITEM 11.                     ADDITIONAL INFORMATION

(a)     Agreements, Regulatory Requirements and Legal Proceedings.

(1)     The information set forth in the Offer to Exchange under Section 9, (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Restricted Stock Units”), is incorporated herein by reference.

(2)    The information set forth in the Offer to Exchange under Section 11 (“Legal Matters; Regulatory Approvals”), is incorporated herein by reference.

(3)    Not applicable.

(4)    Not applicable.

(5)    Not applicable.

(b)     Other Material Information.  Not applicable.

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ITEM 12.                      EXHIBITS

(a)(1)	Offer to Exchange dated October 14, 2009.
(a)(2)	Form of Election Concerning Exchange of Restricted Stock Units.
(a)(3)	Form of Letter to Energy Conversion Devices, Inc. Restricted Stock Unit Holders.
(a)(4)	Form of Letter to Tendering Restricted Stock Unit Holders.
(a)(5)	Energy Conversion Devices, Inc. Annual Report on Form 10-K for the year ended June 30, 2009, filed with the Securities and Exchange Commission and incorporated herein by reference.
(b)	Not applicable.
(d)
Energy Conversion Devices, Inc. 2006 Stock Incentive Plan, as amended, filed as Exhibit A to the Company’s Proxy Statement dated October 13, 2006 and Amendment 1 to the 2006 Stock Incentive Plan, filed with the Securities and Exchange Commission on Form 10-Q for the quarter ended September 30, 2008 and incorporated herein by reference.

(g)	Not applicable.
(h)	Not applicable.

ITEM 13.                     INFORMATION REQUESTED BY SCHEDULE 13E-3

Not applicable

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 14, 2009

Energy Conversion Devices, Inc.

By: /s/ Jay B. Knoll
Jay B. Knoll
Executive Vice President, General Counsel
and Chief Administrative Officer

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EXHIBIT INDEX

Exhibit No.	Description of Exhibit
(a)(1)	Offer to Exchange dated October 14, 2009.
(a)(2)	Form of Election Concerning Exchange of Restricted Stock Units.
(a)(3)	Form of Letter to Energy Conversion Devices, Inc. Restricted Stock Unit Holders.
(a)(4)	Form of Letter to Tendering Restricted Stock Unit Holders.
(a)(5)	Energy Conversion Devices, Inc. Annual Report on Form 10-K for the year ended June 30, 2009, filed with the Securities and Exchange Commission and incorporated herein by reference.
(b)	Not applicable.
(d)
Energy Conversion Devices, Inc. 2006 Stock Incentive Plan, as amended, filed as Exhibit A to the Company’s Proxy Statement dated October 13, 2006 and Amendment 1 to the 2006 Stock Incentive Plan, filed with the Securities and Exchange Commission on Form 10-Q for the quarter ended September 30, 2008 and incorporated herein by reference.

(g)	Not applicable.
(h)	Not applicable.

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Exhibit (a)(1)

ENERGY CONVERSION DEVICES, INC.
OFFER TO EXCHANGE RESTRICTED STOCK UNITS

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 12:00 MIDNIGHT, EASTERN TIME,
ON NOVEMBER 10, 2009 UNLESS THE OFFER IS EXTENDED.

Energy Conversion Devices, Inc. (“ECD”) is offering its employees the opportunity to exchange outstanding RSUs granted to employees in 2008 under the Energy Conversion Devices, Inc. 2006 Stock Incentive Plan (the “plan”) that were subject to the achievement of performance goals based on nameplate capacity expansion goals to be achieved by the end of fiscal 2012, along with associated gross margin goals (the “2012 RSUs”).  As more fully described below, participants in this offer will receive a grant under the plan of an equal number of RSUs with terms and conditions that amend the terms and conditions of the 2012 RSUs (the “new RSUs”). We are making the offer upon the terms and subject to the conditions set forth in this offer to exchange and in the related Election Concerning Exchange of RSUs form (the “election form”) (the offer to exchange and election form together, as they may be amended from time to time, constitute the “offer”). The 2012 RSUs accepted for exchange will be exchangeable on a one-for-one basis for the new RSUs. We expect that we will grant the new RSUs on November 12, 2009 (the “replacement grant date”). If you choose to participate, you may elect to exchange any or all 2012 RSUs held by you for new RSUs, the terms of which are more fully described herein.

This offer is not conditioned upon a minimum number of 2012 RSUs being tendered for exchange. This offer is subject to conditions, which we describe in Section 7 of this offer to exchange.

If you elect to exchange 2012 RSUs as described in the offer and if your offer is accepted, we will grant you new RSUs under the plan pursuant to an amended and restated RSU agreement between us and you. The new RSUs will remain substantially the same as the 2012 RSUs with shares vesting 100% on the third anniversary of award modification pending the recipient’s continued employment with the company at such time. With the exception of the vesting conditions, the new RSUs will have other terms and conditions that are the same as those of the cancelled 2012 RSUs.

ALTHOUGH THE BOARD OF DIRECTORS HAS APPROVED THE OFFER, NEITHER WE NOR OUR BOARD OF DIRECTORS MAKES ANY RECOMMENDATION AS TO WHETHER YOU SHOULD ELECT TO EXCHANGE OR REFRAIN FROM ELECTING TO EXCHANGE YOUR 2012 RSUs. YOU MUST MAKE YOUR OWN DECISION WHETHER TO ELECT TO EXCHANGE YOUR RSUs.

Shares of our common stock are quoted on the NASDAQ Global Select Market under the symbol ENER On October 13, 2009, the last reported closing price of the common stock on the NASDAQ Global Select Market was $11.72 per share. WE RECOMMEND THAT YOU OBTAIN CURRENT AND HISTORICAL MARKET QUOTATIONS FOR OUR COMMON STOCK AND REVIEW OUR FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION BEFORE DECIDING WHETHER TO ELECT TO EXCHANGE YOUR RSUs.

You should direct questions about this offer or requests for assistance or for additional copies of the offer to exchange or the election form to Laurie Nagbe, Manager, Performance Management and Remuneration by telephone at (248) 299-6015.

IMPORTANT

 If you wish to elect to exchange your 2012 RSUs, you must complete and sign the election form in accordance with its instructions, and send it and any other required documents to Laurie Nagbe by fax at (248) 844-2260 or email at lnagbe@ovonic.com or by post to Laurie Nagbe, Energy Conversion Devices, Inc., 2956 Waterview Drive, Rochester Hills, MI 48309-3484.  We must receive your properly completed Election form before 12:00 midnight, Eastern Time, on November 10, 2009.

 We are not making this offer to, nor will we accept any election to exchange RSUs from or on behalf of, holders in any jurisdiction in which the offer or the acceptance of any election to exchange RSUs would not be in compliance with the laws of such jurisdiction. However, we may, at our discretion, take any actions necessary for us to make this offer to holders in any such jurisdiction.

 WE HAVE NOT AUTHORIZED ANY PERSON TO MAKE ANY RECOMMENDATION ON OUR BEHALF AS TO WHETHER YOU SHOULD ELECT TO EXCHANGE OR REFRAIN FROM ELECTING TO EXCHANGE YOUR RSUs PURSUANT TO THE OFFER. YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO GIVE YOU ANY INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THIS OFFER OTHER THAN THE INFORMATION AND REPRESENTATIONS CONTAINED IN THIS DOCUMENT OR IN THE RELATED ELECTION FORM. IF ANYONE MAKES ANY RECOMMENDATION OR REPRESENTATION TO YOU OR GIVES YOU ANY INFORMATION, YOU MUST NOT RELY UPON THAT RECOMMENDATION, REPRESENTATION OR INFORMATION AS HAVING BEEN AUTHORIZED BY US. EACH HOLDER'S INDIVIDUAL CIRCUMSTANCES ARE UNIQUE AND ACCORDINGLY WE RECOMMEND THAT YOU CONSULT YOUR OWN INVESTMENT AND TAX ADVISOR IN DETERMINING WHETHER TO PARTICIPATE IN THE OFFER TO EXCHANGE.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction or passed upon the fairness or merits of this transaction or the accuracy or adequacy of the information contained in this exchange offer.  Any representation to the contrary is a criminal offense.

This offer to exchange constitutes part of the Section 10(a) prospectus relating to our 2006 Stock Incentive Plan and covers sales of securities that have been registered with the Securities and Exchange Commission under the Securities Act of 1933, as amended.

The date of this offer is October 14, 2009.

CONTENTS

SUMMARY TERM SHEET	4
INTRODUCTION	7
THE OFFER	7
1. Number of Restricted Stock Units; Expiration Date	7
2. Purpose of the Offer	8
3. Procedures for Electing to Exchange Restricted Stock Units	8
4. Withdrawal Rights	9
5. Acceptance of Restricted Stock Units for Exchange and Issuance of NewRestricted Stock Units	9
6. Price Range of Common Stock Underlying the Restricted Stock Units	9
7. Source and Amount of Consideration; Terms of New Restricted Stock Units;Conditions of the Offer	10
8. Information Concerning Energy Conversion Devices, Inc.	13
9. Interests of Directors and Officers; Transactions and Arrangements Concerningthe Restricted Stock Units	13
10. Status of Restricted Stock Units Acquired by Us in the Offer; AccountingConsequences of the Offer	14
11. Legal Matters; Regulatory Approvals	14
12. Material Federal Income Tax Consequences	14
13. Extension of Offer; Termination; Amendment	15
14. Fees and Expenses	16
15. Additional Information	16
16. Miscellaneous	17

SUMMARY TERM SHEET

The following are answers to some of the questions that you may have about this offer. We urge you to read carefully the remainder of this offer to exchange and the accompanying election form because the information in this summary is not complete, and additional important information is contained in the remainder of this offer to exchange and the election form. We have included page references to the remainder of this offer to exchange where you can find a more complete description of the topics in this summary.

1.	What securities are we offering to exchange?

We are offering to exchange new RSUs for all outstanding 2012 RSUs, which are RSUs granted to employees in 2008 that were subject to the achievement of performance goals based on nameplate capacity expansion goals to be achieved by the end of of fiscal 2012, along with associated gross margin goals. The 2012 RSUs were granted under the Energy Conversion Devices, Inc. 2006 Stock Incentive Plan and the new RSUs also will be granted under this plan. (Page 7)

2.	Why are we making the offer to exchange?

At ECD, we rely on our experienced and productive employees and their efforts to help us achieve our business objectives.  RSUs tied to performance measures constitute a key component of our incentive and retention programs because we believe that equity compensation encourages employees to act in the long-term best interests of the Company and its stockholders, motivating them to work toward our success and rewarding their contributions by allowing them to benefit from meeting specified benchmarks.

As a result of the global credit crunch and economic downturn that began unfolding during fiscal 2009, we revised our strategy and slowed our timetable for production expansion in response to the dramatically changing business environment.  Consequently, our Compensation Committee determined that the capacity expansion goals in the 2012 RSUs were inconsistent with the revised business strategy.  As a result, for many employees, these RSUs are ineffective at providing the incentives and retention value that we believe is necessary to motivate and retain our employees. We are making this offer to permit our employees, on a voluntary basis, to choose whether to exchange their 2012 RSUs with performance targets that are inconsistent with our current strategy for new RSUs that will vest based on continued employment. (Page 8)

3.	Who is eligible?

All holders of 2012 RSUs. (Page 7)

4.	What about other equity awards?

This offer is only being made for 2012 RSUs and not for any other equity awards.  For example, this offer is not being made for RSU awards made in 2008 that were subject to the achievement of performance goals based on nameplate capacity expansion goals to be achieved by the end of fiscal 2010.  (Page 7)

5.	What if I deferred my 2012 RSUs?

If you deferred payment of your 2012 RSUs, you may participate in the offering by completing the election form and tendering the 2012 RSUs that you have the right to receive as a result of such deferral.  Payment of the new RSUs will be made in accordance with your deferral, assuming that you satisfy the three-year vesting period of the new RSUs. (Page 7)

6.	What are the terms of the new RSUs?

The new RSUs will be substantially the same as your existing 2012 RSUs except the new RSUs will be completely unvested at the time they are granted and will become vested on the basis of continued employment with ECD with shares vesting 100% on the third anniversary of award modification.  With the exception of the vesting conditions, the new RSUs will have other terms and conditions that are the same as those of the cancelled 2012 RSUs. (Page 10)

7.	How does the exchange work?

The offer to exchange will require a holder to make a voluntary election to tender his or her outstanding 2012 RSUs on or prior to November 10, 2009. If your tendered 2012 RSUs are accepted for exchange, you will receive a one-for-one grant of a new RSU to be issued on the replacement grant date, with the terms set forth above, and your tendered 2012 RSUs will be cancelled and you will no longer have any rights thereunder. Except as set forth above, the new RSUs will have other terms and conditions that are the same as those of the cancelled RSUs. Holders may choose to tender some, all, or none of their 2012 RSUs. (Page 8)

8.	What do I need to do to participate in the offer to exchange?

To participate, you must complete the election form, sign it, and ensure that ECD receives it no later than 12:00 midnight, Eastern Time on November 10, 2009. You can return your form either by fax to Laurie Nagbe  at (248) 844-2260 or email at lnagbe@ovonic.com or by post to Laurie Nagbe , Energy Conversion Devices, Inc., 2956 Waterview Drive, Rochester Hills, MI 48309-3484. (Page 8)

9.	Why can’t Energy Conversion Devices, Inc. and I just agree to change the terms of my RSUs agreement?

The offer will have the effect of amending and restating the terms of the RSUs of offer participants. However, rules and regulations promulgated by the U.S. Securities and Exchange Commission require that holders of equity awards elect whether to amend the terms of such awards. By structuring the offer as an exchange offer, we are able to satisfy this requirement by permitting the holders of 2012 RSUs to elect whether to participate in this voluntary transaction. It is therefore important that we provide you with appropriate disclosure so that you are able to make an informed decision. (Page 10)

10.	If I participate, what will happen to my current RSUs?

2012 RSUs accepted for exchange under this program will be cancelled promptly after the expiration of this offer on November 10, 2009. (Page 14)

11.	What is the deadline to participate in the exchange and how do I participate?

The deadline to participate in this program is 12:00 midnight, Eastern Time on November 10, 2009, unless it is extended by us. This means that we must have your form in our hands before that time. We may, in our discretion, extend the offer at any time, but we cannot assure you that the offer will be extended or, if extended, for how long. If the offer is extended, we will make a public announcement of the extension no later than 9:00 a.m. Eastern Time on the next business day following the previously scheduled expiration of the offer period. If the offer is extended by us beyond that time, you must deliver these documents before the extended expiration of the offer.

We reserve the right to reject any or all RSUs tendered for exchange that we determine are not in appropriate form or that we determine are unlawful to accept. Otherwise, we will accept properly and timely tendered RSUs that are not validly withdrawn. Subject to our rights to extend, terminate and amend the offer, we expect to accept all properly elected RSUs promptly after the expiration of the offer. (Page 9)

12.	What will happen if I do not turn in my form by the deadline?

If you do not turn in your election form by the deadline, then you will not participate in the exchange and all 2012 RSUs currently held by you will remain subject to their original terms. (Page 8)

13.	During what period of time may I withdraw previously tendered RSUs?

You may withdraw your 2012 RSUs tendered for exchange at any time before 12:00 midnight, Eastern Time, on November 10, 2009. If the offer is extended by us beyond that time, you may withdraw your RSUs tendered for exchange at any time until the extended expiration of the offer. To withdraw RSUs tendered for exchange, you must deliver to us a written notice of withdrawal, or a facsimile thereof, with the required information, while you still have the right to withdraw the RSUs tendered for exchange. Once you have withdrawn RSUs, you may re-tender RSUs only by again following the delivery procedures described above. (Page 9)

14.	Is there any tax consequence to my participation in this exchange?

Although it is not completely clear, if you participate in the exchange offer and are a United States taxpayer, we believe that you generally should not be required under current United States law to recognize income for United States federal income tax purposes at the time of the exchange or the RSU grant date. However, you normally will have taxable income when the shares underlying your RSUs are issued to you, at which point we typically also will have a tax withholding obligation. We will satisfy tax withholding obligations, if applicable, in the manner specified in your RSU agreement. You also may have taxable capital gain when you sell the shares underlying the RSUs. Please see Section 12 for a summary of the general tax consequences associated with your RSUs.

15.	How should I decide whether to participate?

The decision to participate in this offer must be each individual employee’s personal decision, and it will depend largely on each employee’s assumptions about the future overall economic environment, the employee’s tax situation, the performance of our stock price and our business. You should also review our filings with the Securities and Exchange Commission, which discuss our performance, prospects and risk factors.  In addition, you should consult with your personal legal, financial and tax advisors before deciding whether to tender your 2012 RSUs.

16.	What do we and our board of directors think of the offer?

Although the board of directors has approved the offer, neither we nor our board of directors is making any recommendation regarding whether you should elect to exchange or refrain from exchanging your 2012 RSUs. (Page 8)

17.	What are the conditions to the offer?

The offer is not conditioned upon a minimum number of RSUs being tendered for exchange. The offer is subject to a number of conditions, including the conditions described in Section 7 (“Source and Amount of Consideration; Terms of New Restricted Stock Units; Conditions of the Offer”). (Page 10)

18.	When will I receive my new RSUs?

 We expect that we will grant the new RSUs on the replacement grant date, November 12, 2009, and you will receive your new RSUs promptly thereafter.

INTRODUCTION

ECD is offering you the opportunity to exchange outstanding 2012 RSUs for an equal number of new RSUs. We are making the offer upon the terms and subject to the conditions set forth in this offer to exchange and in the election form. The 2012 RSUs accepted for exchange will be exchangeable on a one-for-one basis for the new RSUs. We will grant the new RSUs on the replacement grant date.

If you choose to participate, you may elect to exchange any or all 2012 RSUs held by you for new RSUs, the terms of which are more fully described herein.

The offer is not conditioned on any minimum number of 2012 RSUs being tendered for exchange. This offer is subject to conditions that we describe in Section 7 of this offer to exchange.

If you elect to exchange 2012 RSUs, we will grant you new RSUs under the plan pursuant to a new amended and restated RSU agreement between us and you. The new RSUs will remain substantially the same as your existing 2012 RSUs except that the new RSUs will become vested on the basis of your continued employment with ECD with shares vesting 100% on the third anniversary of award modification.  With the exception of the vesting conditions, the new RSUs will have other terms and conditions that are the same as those of the cancelled 2012 RSUs.

THE OFFER

1.	Number of Restricted Stock Units; Expiration Date

Upon the terms and subject to the conditions of the offer, we will exchange for new RSUs under the plan, all 2012 RSUs that are properly tendered for exchange and not validly withdrawn in accordance with Section 4 before the “expiration date,” as defined below.

ECD employees who deferred payment of 2012 RSUs may participate in the offering by completing the election form and tendering the 2012 RSUs that they have the right to receive as a result of such deferral.  Payment of the new RSUs will be made in accordance with the deferral of the 2012 RSUs, assuming that they satisfy the three-year vesting period of the new RSUs.

97,724 2012 RSUs, convertible into 97,724 shares of our common stock, were issued under the plan, all of which are held by employees and officers of ECD and are eligible for this offer to exchange. The shares of common stock issuable upon conversion of RSUs we are offering to exchange represent approximately .21% of the total shares of our common stock outstanding as of 45,744,167.

If your 2012 RSUs are properly tendered for exchange, you will be entitled to receive a number of new RSUs that is equal to the number of 2012 RSUs you have elected to exchange, subject to adjustments for any stock splits, stock dividends and similar events. All new RSUs will be subject to the terms of the plan pursuant to a new amended and restated RSU agreement between us and you.

The term “expiration date” means 12:00 midnight, Eastern Time November 10, 2009, unless and until we, in our discretion, have extended the period during which the offer will remain open, in which event the term “expiration date” refers to the latest time and date on which the offer, as so extended, expires. See Section 13 for a description of our rights to extend, delay, terminate or amend the offer.

If we decide to take any of the following actions, we will notify you of such action and, if the offer is scheduled to expire within ten business days from the date we give such notice, we will extend the offer for a period of ten business days from the date of such notice:

•	we increase or decrease the amount of consideration offered for the 2012 RSUs;

•
we (i) decrease the number of 2012 RSUs eligible to be tendered for exchange in the offer, or (ii) increase the number of 2012 RSUs eligible to be tendered for exchange in the offer by an amount that exceeds 2% of the shares of common stock issuable upon conversion of the 2012 RSUs that are subject to the offer immediately prior to the increase; and the offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that notice of such increase or decrease is first published, sent or given in the manner specified in Section 13.

For purposes of the offer, a “business day” means any day other than a Saturday, Sunday or federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, Eastern Time.

2.	Purpose of the Offer

We issued all of the RSUs outstanding under the plan to enhance the long-term profitability and shareholder value of ECD by offering incentives and rewards to our employees, who are key to our growth and success, and to better align their interests with the interests of our stockholders subject to the foregoing, and except as otherwise disclosed in this offer to exchange or in our filings with the SEC, we presently have no definitive plans or proposals that relate to or would result in:

(a)	an extraordinary transaction, such as a merger, reorganization or liquidation, involving us or our subsidiaries;

(b)	any purchase, sale or transfer of a material amount of our assets or the assets of any of our subsidiaries;

(c)	any material change in our present dividend rate or policy, or our indebtedness or capitalization;

(d)
any change in our present board of directors or management, including a change in the number or term of directors or to fill any existing board vacancies or to change any executive officers’ material terms of employment;

(e)	any other material change in our corporate structure or business;

(f)	our common stock being delisted from NASDAQ;

(g)	our common stock becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 (the “Exchange Act”);

(h)	the suspension of our obligation to file reports pursuant to Section 15(d) of the Exchange Act;

(i)	the acquisition by any person of any of our securities or the disposition by any person of any of our securities, other than in connection with our stock incentive plans; or

(j)	any change to our certificate of incorporation or bylaws, or any action that may impede the acquisition of control of us by any person.

Neither we nor our board of directors makes any recommendation as to whether you should elect to exchange your 2012 RSUs, nor have we authorized any person to make any such recommendation. You are urged to evaluate carefully all of the information in this offer to exchange and the related materials we have delivered to you and to consult your own legal, investment and tax advisors. You must make your own decision whether to elect to exchange your 2012 RSUs.

3.	Procedures for Electing to Exchange Restricted Stock Units

Proper Exchange of Restricted Stock Units.  To validly elect to exchange your 2012 RSUs pursuant to the offer, you must properly complete, duly execute and deliver to us the election form, or a facsimile thereof, along with any other required documents. We must receive all of the required documents by fax to Laurie Nagbe  at (248) 844-2260 or email at lnagbe@ovonic.com or by post to Laurie Nagbe , Energy Conversion Devices, Inc., 2956 Waterview Drive, Rochester Hills, MI 48309-3484, no later than 12:00 midnight, Eastern Time, on the expiration date.

The expiration date is November 10, 2009, unless we extend the period of time during which this offer will remain open. If you do not turn in your election form by the deadline, then you will not participate in the exchange offer, and all 2012 RSUs currently held by you will remain subject to their original terms.

THE METHOD OF DELIVERY OF ALL DOCUMENTS, INCLUDING ELECTION FORMS, ANY CHANGE IN ELECTION FORM AND ANY OTHER REQUIRED DOCUMENTS, IS AT YOUR ELECTION AND RISK. YOU SHOULD ALLOW SUFFICIENT TIME TO ENSURE TIMELY DELIVERY.

Determination of Validity; Rejection of Restricted Stock Units; Waiver of Defects; No Obligation to Give Notice of Defects. We will determine, in our discretion, all questions as to form of documents and the validity, form and eligibility, including time of receipt, and acceptance of any exchange of RSUs. Our determination of these matters will be final and binding on all parties. We reserve the right to reject any or all elections to exchange RSUs that we determine not to be in appropriate form or that we determine are unlawful to accept. Otherwise, we will accept properly and timely tendered RSUs that are not validly withdrawn. Furthermore, subject to our compliance with Rule 13e-4 under the Exchange Act, we reserve the absolute right to waive any condition of the offer or any defect or irregularity in any elections with respect to all RSU holders. No election to exchange RSUs will be deemed to have been properly made until all defects and irregularities have been cured by the electing RSU holder or waived by us. Neither we nor any other person is obligated to give notice of any defects or irregularities in elections, nor will anyone incur any liability for failure to give any such notice.  This is a one-time offer and we will strictly enforce the offering period, subject only to an extension that we may grant in our sole discretion.

Our Acceptance Constitutes an Agreement.  Your election to exchange RSUs pursuant to the procedures described above constitutes your acceptance of the terms and conditions of this offer, and will be controlling, absolute and final, subject to your withdrawal rights described below. OUR ACCEPTANCE FOR EXCHANGE OF YOUR RSUs TENDERED BY YOU PURSUANT TO THE OFFER WILL CONSTITUTE A BINDING AGREEMENT BETWEEN US AND YOU UPON THE TERMS AND SUBJECT TO THE CONDITIONS OF THIS OFFER.

Subject to our rights to extend, terminate or amend the offer, we currently expect that we will accept all properly tendered RSUs that have not been validly withdrawn.  If we do not receive any response from you, you will be deemed to have elected not to participate in the exchange offer.

4.	Withdrawal Rights

You may withdraw your tendered RSUs in accordance with the provisions of this Section 4.

You may withdraw your tendered RSUs at any time before 12:00 midnight, Eastern Time, on November 10, 2009. If the offer is extended by us beyond that time, you may withdraw your tendered RSUs at any time until the extended expiration of the offer. In addition, unless we accept your tendered RSUs for exchange before 12:00 midnight, Eastern Time, on December 10, 2009, you may withdraw your RSUs tendered for exchange at any time after 12:00 midnight, Eastern Time, on December 11, 2009.

To validly withdraw tendered RSUs, an RSU holder must deliver to us a written notice of withdrawal, or a facsimile thereof, with the required information, while the RSU holder still has the right to withdraw the RSUs tendered for exchange. The notice of withdrawal must specify the name of the RSU holder who elected to have the RSUs be withdrawn, the grant date, and the number of RSUs to be withdrawn. Except as described in the following sentence, the notice of withdrawal must be executed by the RSU holder who elected to exchange the RSUs to be withdrawn exactly as such RSU holder’s name appears on the RSU agreement. If the signature is by a trustee, executor, administrator, guardian, attorney-in-fact, officer or a corporation or another person acting in a fiduciary or representative capacity, the signer’s full title and proper evidence of the authority of such person to act in such capacity must be indicated on the notice of withdrawal.

You may not rescind any withdrawal, and any RSUs you withdraw will thereafter be deemed not properly tendered for exchange for purposes of the offer, unless you properly re-tender those RSUs before the expiration date by following the procedures described in Section 3.

Neither ECD nor any other person is obligated to give notice of any defects or irregularities in any notice of withdrawal, nor will anyone incur any liability for failure to give any such notice. We will determine, in our discretion, all questions as to the form and validity, including time of receipt, of notices of withdrawal. Our determination of these matters will be final and binding.

5.	Acceptance of 2008 Restricted Stock Units for Exchange and Issuance of New Restricted Stock Units

Upon the terms and subject to the conditions of this offer and promptly following the expiration date, we will accept for exchange and amend and restate RSUs properly tendered for exchange and not validly withdrawn before the expiration date. If your RSUs are properly tendered for exchange before the expiration date and accepted for exchange on November 12, 2009, the first business day following the scheduled expiration date of the offer, we expect that you will be granted new amended and restated RSUs on the replacement grant date, November 12, 2009. If we extend the date by which we must accept and cancel RSUs properly tendered for exchange, you will be granted new RSUs promptly after the extended expiration date.

For the purposes of the offer, we will be deemed to have accepted for exchange RSUs that are validly tendered for exchange and not properly withdrawn as, if and when we give oral or written notice to RSU holders of our acceptance for exchange of such RSUs, which may be by press release. Subject to our rights to extend, terminate and amend the offer, we currently expect that we will accept promptly following the expiration date all properly tendered RSUs that are not validly withdrawn. Once we have accepted 2012 RSUs tendered by you, your tendered RSUs will be cancelled and you will no longer have any rights under such RSUs.  Promptly after we so accept RSUs tendered for exchange, we will provide each holder that tendered RSUs with a new RSU agreement for signature.

6.	Price Range of Common Stock Underlying the Restricted Stock Units

Our common stock is listed on the NASDAQ Global Select Market under the symbol “ENER.” On October 13, 2009, the last reported closing price of our common stock reported by NASDAQ was $11.72 per share. The following table shows, for the periods indicated, the high and low closing prices per share for our common stock as reported by NASDAQ.

	High	Low
Fiscal Year Ending June 30, 2010:
First Quarter (July 1 - Sept. 30, 2009)	$15.55	$10.32
Second Quarter (Oct. 1 - Dec. 31, 2009)[1]	$12.52	$10.79

Fiscal Year Ending June 30, 2009:
Fourth Quarter (April 1 - June 30, 2009)	$20.51	$13.37
Third Quarter (Jan. 1 - March 31, 2009)	$29.38	$13.23
Second Quarter (Oct. 1 - Dec. 31, 2008)	$61.77	$18.50
First Quarter (July 1 - Sept. 30, 2008)	$79.38	$53.05

Fiscal Year Ending June 30, 2008:
Fourth Quarter (April 1 - June 30, 2008)	$81.07	$30.74
Third Quarter (Jan. 1 - March 31, 2008)	$32.38	$22.03
Second Quarter (Oct. 1 - Dec. 31, 2007)	$36.07	$23.58
First Quarter (July 1 - Sept. 30, 2007)	$33.71	$22.42

                      1 Through October 13, 2009

WE RECOMMEND THAT YOU OBTAIN CURRENT AND HISTORICAL MARKET QUOTATIONS FOR OUR COMMON STOCK BEFORE DECIDING WHETHER TO ELECT TO EXCHANGE YOUR RSUs.

7.	Source and Amount of Consideration; Terms of New Restricted Stock Units; Conditions of the Offer

Consideration. We will issue new RSUs under the plan in exchange for outstanding 2012 RSUs properly tendered and accepted for exchange by us. The RSUs accepted for exchange will be exchangeable on a one-for-one basis for the new RSUs.

As of October 13, 2009, there were issued and outstanding 97,724 2012 RSUs, convertible into 97,724 shares of our common stock, that are eligible to participate in this exchange offer. If all such outstanding 2012 RSUs are exchanged, we would grant 97,724 new RSUs, which would also be convertible into 97,724 shares of our common stock. On a fully diluted basis, these shares would equal approximately .21% of the total shares of our common stock outstanding as of 45,744,167.

Terms of New Restricted Stock Units. The new RSUs will be issued under the plan. We will issue a new RSU agreement to each 2012 RSU holder who has elected to exchange 2012 RSUs that we have accepted for exchange. The new RSUs will remain substantially the same as your existing RSUs except they will become vested on the basis of continued employment with ECD with shares vesting 100% on the third anniversary of award modification. Except for these changes or as otherwise specified in the offer, the terms and conditions of the new RSUs will be the same as the terms and conditions of the RSUs tendered for exchange.  Please see Section 12 below for a discussion of the material federal income tax consequences of the exchange and the new RSUs.

Certain terms and conditions of your current RSUs are set forth in the plan under which they were granted and the RSU agreement you entered into in connection with the grant. The terms and condition of the plan are summarized in the applicable prospectus prepared by us and previously distributed to you.  You may obtain a copy of this prospectus and the plan as indicated below.

Plan	Date of Agreement
Energy Conversion Devices, Inc. 2006 Stock Incentive Plan, as amended	November 14, 2006, as amended

The following table sets forth the material economic differences between your existing 2012 RSUs and the new RSUs:

	2012 RSUs	New RSUs
Conversion Schedule	Subject to the achievement of performance goals based on nameplate capacity expansion goals to be achieved by the end of fiscal 2012, along with associated gross margin.	N/A
Vesting Schedule	N/A	Vest on the basis of continued employment with shares vesting 100% on the third anniversary of award modification

PLEASE NOTE THAT THIS OFFER DOES NOT APPLY, AND IS NOT BEING MADE FOR RSU AWARDS THAT VEST BASED ON PERFORMANCE GOALS BASED ON NAMEPLATE CAPACITY EXPANSION GOALS TO BE ACHIEVED BY THE END OF FISCAL 2010.

The price of our common stock has been, and in the future may be, volatile and could appreciate or decline from the current market price. This is a result of a number of factors, some that are within our control and some that are outside our control. In addition, the stock markets have experienced extreme price and volume fluctuations, particularly in the current economic climate, that have affected the market prices of many companies and that have often been unrelated or disproportionate to the operating performance of those companies.

ECD has not paid any dividends on its common stock in the fiscal years ending on June 30, 2008, or June 30, 2009, and does not currently anticipate paying a cash dividend in the near future.

PLEASE CONTACT LAURIE NAGBE AT (248) 299-6015 IF YOU WOULD LIKE TO RECEIVE A COPY OF THE PLAN, PROSPECTUS OR FORM OF RSU AGREEMENT. WE WILL PROMPTLY FURNISH YOU COPIES OF THESE DOCUMENTS AT OUR EXPENSE.

Conditions of the Offer. Notwithstanding any other provision of the offer, we will not be required to accept any 2012 RSUs for exchange, and we may terminate or amend the offer, or postpone our acceptance and cancellation of any 2012 RSUs tendered for exchange, in each case, subject to Rule 13e-4(f)(5) under the Exchange Act, if at any time prior to the expiration date, we determine that any of the following events has occurred, and, in our reasonable judgment, the occurrence of the event makes it inadvisable for us to proceed with the offer or to accept and cancel 2012 RSUs tendered to us:

a.
there shall have been threatened or instituted or be pending any action or proceeding by any government or governmental, regulatory or administrative agency, authority or tribunal or any other person, domestic or foreign, before any court, authority, agency or tribunal that directly or indirectly challenges the making of the offer, the acquisition of some or all of the tendered 2012 RSUs pursuant to the offer, the issuance of new RSUs, or that otherwise relates in any manner to the offer or that, in our reasonable judgment, could materially and adversely affect the business, condition (financial or other), income, operations or prospects of ECD or any of our subsidiaries, or otherwise materially impair in any way the contemplated future conduct of our business or the business of any of our subsidiaries;

b.
any action shall have been threatened, pending or taken, or any approval shall have been withheld, or any statute, rule, regulation, judgment, order or injunction shall have been threatened, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the offer or to us or any of our subsidiaries, by any court or any authority, agency or tribunal that, in our reasonable judgment, would or might directly or indirectly:

i.
make  it illegal for us to accept some or all of the tendered 2012 RSUs or to issue some or all of the new RSUs or otherwise restrict or prohibit consummation of the offer or otherwise relate to this offer in any manner (such prohibitions could result from changes of the rules, regulations or policies of the SEC or the listing requirements of the Nasdaq Global Select Market);

ii.	delay or restrict our ability, or render us unable, to accept for exchange the tendered 2012 RSUs or to issue new RSUs for some or all of the tendered 2012 RSUs;

iii.
materially and adversely affect the business, condition (financial or other), income, operations or prospects of ECD or any of our subsidiaries, or otherwise materially impair in any way the contemplated future conduct of our business or the business of any of our subsidiaries; or

iv.	materially impair our ability to provide better performance incentives for our and our subsidiaries’ employees through this offer or otherwise.

c.	there shall have occurred

i.	any change in generally accepted accounting standards which could or would require us for financial reporting purposes to record compensation expense against our earnings in connection with the offer;

ii.	any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market;

iii.	the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, whether or not mandatory;

iv.	the commencement of a war, armed hostilities or other international or national crisis or terrorist action directly or indirectly involving the United States;

v.
any limitation, whether or not mandatory, by any governmental, regulatory or administrative agency or authority on, or any event that in our reasonable judgment might affect, the extension of credit by banks or other lending institutions in the United States;

vi.
any significant change in the market price of shares of our common stock or any change in the general political, market, economic or financial conditions in the United States or abroad that could, in our reasonable judgment, have a material adverse effect on the business, condition (financial or other), operations or prospects of ECD or our subsidiaries or on the trading in our common stock or on the achievement of the purposes of the offer;

vii.	in the case of any of the foregoing existing at the time of the commencement of the offer, a material acceleration or worsening thereof; or

viii.
any decline in either the Dow Jones Industrial Average, The Nasdaq Stock Market’s Global Select Market or the Standard and Poor’s Index of 500 Companies by an amount in excess of 10% measured during any time period after the close of business on October 14, 2009;

d.
a tender or exchange offer with respect to some or all of our common stock, or merger or acquisition proposal for us, shall have been proposed, announced or made by another person or entity or shall have been publicly disclosed or we shall have learned that:

ix.
any entity, person or “group” (as that term is used in Section 13(d)(3) of the Exchange Act) shall have acquired or proposed to acquire beneficial ownership of more than 5% of the outstanding shares of our common stock (other than any such person, entity or group who has filed a Schedule 13D or Schedule 13G with the SEC on or before October 14, 2009);

x.
any such entity, group or person who has filed a Schedule 13D or Schedule 13G with the SEC on or before the expiration date shall have acquired or proposed to acquire beneficial ownership of an additional 2% or more of the outstanding shares of our common stock; or

xi.
any person, entity or group shall have filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, or made a public announcement reflecting an intent to acquire us or any of our assets or securities; or

e.
any change or changes shall have occurred in the business, financial condition, assets, income, operations, prospects or stock ownership of ECD that, in our reasonable judgment, is or may have a material adverse effect on ECD.

 The conditions to the offer are for our sole benefit, and we may assert them in our discretion regardless of the circumstances giving rise to them prior to the expiration date. We may waive them, in whole or in part, at any time and from time to time prior to the expiration date, in our discretion. Our failure at any time to exercise any of these rights will not be deemed a waiver of any such rights. The waiver of any of these rights with respect to particular facts and circumstances will not be deemed a waiver with respect to any other facts and circumstances. Any determination we make concerning the events described in this Section 7 (“Source and Amount of Consideration; Terms of New Restricted Stock Units; Conditions of the Offer”) will be final and binding upon all persons.

8.	Information Concerning Energy Conversion Devices, Inc.

General. We are a Delaware corporation, with our principal executive offices located at 2956 Waterview Drive, Rochester Hills, MI 48309-3484. Our telephone number at this address is (248) 293-0440. We design, manufacture and sell photovoltaic (“PV”) products, known as PV or solar laminates, that generate clean, renewable energy by converting sunlight into electricity. Our solar laminates have unique characteristics that differentiate them from conventional crystalline solar modules, including physical flexibility, light weight, high durability and ease of installation. These characteristics make our products particularly suitable for rooftop and building integrated photovoltaic (“BIPV”) applications, which are our target markets. We manufacture our solar laminates using a proprietary process and technology that we developed through nearly 30 years of research. Solar laminate sales represent more than 92% of our revenues. We also receive fees and royalties from licensees of our nickel metal hydride (“NiMH”) battery technology and sell high performance nickel hydroxide used in NiMH batteries.

Financial Information. The financial information included in (i) Item 8 of our Annual Report on Form 10-K for the fiscal year ended June 30, 2009, pages 47 through 95, is incorporated herein by reference. As of June 30, 2009, our book value per share was $ 14.47. See Section 15 of this offer to exchange for instructions on how you can obtain copies of our SEC filings, including filings that contain our financial statements.

9.	Interests of Directors and Officers; Transactions and Arrangements Concerning the Restricted Stock Units

Certain of our executive officers held 47,108 of the RSUs subject to this offer, which represented approximately 48% of the 2012 RSUs granted under the plan. Our executive officers have informed us that they intend to participate in this offer. Therefore, up to a total of 47,108 2012 RSUs held by our executive officers will be tendered for exchange.  No non-employee directors hold 2012 RSUs.

The following table sets forth the names and addresses of the executive officers of ECD, their positions and offices as of October 14, 2009, and the number of 2012 RSUs subject to this offer and percentage such 2012 RSUs owned by each of them as of October 14, 2009. Except as otherwise indicated, the address for each director and executive officer is c/o Energy Conversion Devices, Inc., 2956 Waterview Drive, Rochester Hills, MI 48309-3484.

Name of Beneficial Owner	Position and Offices Held	Amount and Nature of Beneficial Ownership	Percentage of Class[1]
Ted F. Amyuni	Executive Vice President and President, Europe, Middle East and Africa	2,310	2%
Joseph A. Avila	Director	0	~~-~~
Alan E. Barton	Director	0	~~-~~
Christopher P. Belden	Director	0	~~-~~
Joseph P. Conroy	Executive Vice President, Operations – United Solar Ovonic	5,280	5%
Kenneth P. Fox	Executive Vice President, President, Americas and Chief Marketing Officer	2,418	2%
Robert I. Frey	Director	0	~~-~~
Gary M. Glandon	Executive Vice President and Chief Human Resources Officer	0	~~-~~
Subhendu Guha	Executive Vice President, Photovoltaic Technology, and Chairman, United Solar Ovonic	6,190	6%

William J. Ketelhut	Director	0	~~-~~
Jay B. Knoll	Executive Vice President, General Counsel and Chief Administrative Officer	6,130	6%
Mark D. Morelli	President and Chief Executive Officer	18,630	19%
Stephen Rabinowitz	Director, Chairman of the Board	0	~~-~~
George A. Schreiber, Jr.	Director	0	~~-~~
Harry W. Zike	Executive Vice President and Chief Financial Officer	6,150	6%

(1)
Beneficial ownership is determined in accordance with Rule 13d-3 under the Exchange Act.  As of October 14, 2009, we had 97,724 2012 RSUs subject to this offer issued and outstanding.  Percentage of class reflects the percentage of 2012 RSUs owned by the persons listed in the table.

10.	Status of Restricted Stock Units Acquired by Us in the Offer; Accounting Consequences of the Offer

2012 RSUs that are tendered in connection with the offer will be cancelled if accepted for exchange. The shares of common stock subject to 2012 RSUs will be available for issuance upon the conversion of such new amended and restated awards, and will then be allocated to the new RSUs to be granted in exchange for such 2012 RSUs.

Accounting principles generally accepted in the United States require the measurement and recognition of compensation expense for all share-based payment awards made to employees and directors based on estimated fair values. Stock-based compensation expense is calculated based upon the fair value of a stock award on the date of grant and the modification of an award, i.e., a change to the terms of the award. The stock-based compensation expense associated with the new RSUs will be based on our share price at issuance, which is not impacted by the modification of the vesting terms. The amount of expense will be different if the number of shares which vest under restricted stock units is different as a result of the modified terms.  We are required to amortize compensation expense equal to the fair market value of our common stock over the vesting period of the RSUs.

11.	Legal Matters; Regulatory Approvals

We are not aware of any license or other regulatory permit that is material to our business that might be adversely affected by our exchange of the 2012 RSUs and the issuance of new RSUs as contemplated by the offer, or of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of our RSUs as contemplated herein. Should any such approval or other action be required, we presently contemplate that we will use commercially reasonable efforts to seek such approval or take such other action. We are unable to predict whether we may determine that we are required to delay the acceptance of tendered RSUs for exchange pending the outcome of any such matter. We cannot assure you that we would be able to obtain any required approval or take any other required action. Our failure to obtain any required approval or take any required action might result in harm to our business. Our obligation under the offer to accept RSUs tendered for exchange and to issue new RSUs is subject to conditions, including the conditions described in Section 7.

12.	Material Federal Income Tax Consequences

The following is a discussion of the material United States federal income tax consequences of the exchange of 2012 RSUs and the grant of new RSUs. The discussion of U.S. federal income tax consequences is based on the U.S. Internal Revenue Code, its legislative history, Treasury Department Regulations promulgated thereunder and administrative and judicial interpretations as of the date of this offer to exchange, any of which may change, possibly on a retroactive basis. This discussion does not address all of the tax consequences that may be relevant to you in light of your particular circumstances.

You should consult your own tax advisor with respect to the federal, state and local tax consequences of participating in this Exchange Offer.

United States Federal Income Tax Consequences of the Exchange. Although it is not completely clear, if you exchange 2012 RSUs for new RSUs, we believe that you generally should not be required to recognize income for United States federal income tax purposes at the time of the exchange, or on the grant date of the new restricted stock units, and that the exchange should be treated as a non-taxable exchange. However, the Internal Revenue Service is not precluded from adopting a contrary position.

 United States Federal Income Tax Consequences of RSUs. If you are a United States taxpayer, under current law, you generally will not realize taxable income upon the grant of an RSU. Instead, you will realize ordinary compensation income as the shares subject to the RSU vest and no longer can be forfeited. When the RSU vests, you will receive the vested shares, and the amount of ordinary compensation income you realize will equal the fair market value of the vested shares, less the amount, if any, you paid for such shares (although with regard to the shares issued pursuant to the RSUs, you will not have paid any amount for the shares). You will be subject to withholding of income and employment taxes at that time.

The subsequent sale of the shares acquired upon vesting of an RSU generally will give rise to taxable capital gain or loss. The amount of such gain or loss will equal the difference between (i) the sale price and (ii) the ordinary compensation income recognized with respect to the shares underlying the RSU. These capital gains or losses will be treated as long-term capital gains or losses if you held the shares for more than one year following vesting of the RSU.

We will withhold all required local, state, federal, foreign and other taxes and any other amount required to be withheld by any governmental authority or law with respect to ordinary compensation income recognized with respect to the vesting of a restricted stock unit. We will require the holder to make arrangements to satisfy this withholding obligation in the manner specified in the RSU agreement, which may include requiring you to deliver cash to us equal to the amount of the withholding obligation, prior to the delivery or transfer of any shares of our common stock.

We will be entitled to a deduction at the same time and in the same amount as you recognize any ordinary income, subject to certain limits on the deductibility of compensation under Section 162(m) of the Code. The deduction will in general be allowed for the taxable year of ECD in which the ordinary income is recognized by the holder.

EACH HOLDER'S INDIVIDUAL CIRCUMSTANCES ARE UNIQUE AND ACCORDINGLY WE STRONGLY RECOMMEND THAT YOU CONSULT YOUR OWN TAX ADVISOR WITH RESPECT TO THE FEDERAL, FOREIGN, STATE, PROVINCIAL AND LOCAL TAX CONSEQUENCES OF PARTICIPATING IN THIS EXCHANGE OFFER.

CIRCULAR 230 DISCLAIMER. The following disclaimer is provided in accordance with Treasury Department Circular 230. You are hereby notified that (a) the summary above is not intended or written to be used, and cannot be used by any taxpayer, for the purpose of avoiding penalties that may be imposed on the taxpayer under the Internal Revenue Code, (b) the summary above was written to support the promotion or marketing (within the meaning of Circular 230) of the transaction(s) or matter(s) addressed by this communication, and (c) each taxpayer should seek advice based on the taxpayer’s particular circumstances from an independent tax advisor.

13.	Extension of Offer; Termination; Amendment

We expressly reserve the right, in our discretion, at any time and from time to time, and regardless of whether any event set forth in Section 7 (“Source and Amount of Consideration; Terms of New Restricted Stock Units; Conditions of the Offer”) has occurred or is deemed by us to have occurred, to extend the period of time during which the offer is open and thereby delay the acceptance for exchange of any 2012 RSUs by giving oral or written notice of such extension to the RSU holders and making a public announcement thereof.

We also reserve the right, in our sole discretion, prior to the expiration date to terminate or amend the offer and to postpone our acceptance and cancellation of any 2012 RSUs tendered for exchange upon the occurrence of any of the conditions specified in Section 7, by giving oral or written notice of such termination or postponement to the RSU holders and making a public announcement thereof.

Subject to compliance with applicable law, we also expressly reserve the right, in our sole discretion, and regardless of whether any event set forth in Section 7 has occurred or is deemed by us to have occurred, to amend the offer in any respect, including, without limitation, by decreasing or increasing the consideration offered in the offer to RSU holders or by decreasing or increasing the number of RSUs to be exchanged or surrendered in the offer.

We may amend the offer at any time by publicly announcing the amendment. If we extend the length of time during which the offer is open, the amendment must be issued no later than 9:00 a.m. Eastern Time on the next business day following the previously scheduled expiration date. Any public announcement relating to the offer will be made promptly in a manner reasonably designed to inform RSU holders of the change. Without limiting the manner in which we may choose to make a public announcement, except as required by applicable law, we have no obligation to publish, advertise or otherwise publicly communicate any such dissemination.

If we materially change the terms of the offer or the information about the offer, or if we waive a material condition of the offer, we will extend the offer to the extent required by Rules 13e-4(d)(2) and 13e-4(e)(3) under the Exchange Act. Except for a change in price or a change in percentage of securities sought, the amount of time by which we will extend the offer following a material change in the terms of the offer or information concerning the offer will depend on the facts and circumstances, including the relative materiality of such terms or information. If we decide to take any of the following actions, we will notify you of such action and, if the offer is scheduled to expire within ten business days from the date we give such notice, extend the offer for a period of ten business days from the date of such notice:

•	we increase or decrease the amount of consideration offered for the RSUs;

•	we decrease the number of RSUs eligible to be tendered for exchange in the offer; or

•
we increase the number of RSUs eligible to be tendered for exchange in the offer by an amount that exceeds 2% of the shares of common stock issuable upon conversion of the RSUs that are subject to the offer immediately prior to the increase.

14.	Fees and Expenses

We will not pay any fees or commissions to any broker, dealer or other person for soliciting elections to exchange 2012 RSUs pursuant to this offer to exchange. You will be responsible for any expenses incurred by you in connection with your election to participate in the exchange offer, including, but not limited to, mailing, faxing and telephone expenses, and any expenses associated with any tax, legal or other advisor consulted or retained by you in connection with the exchange offer.

15.	Additional Information

 We have filed with the SEC a Tender Offer Statement on Schedule TO, of which this offer to exchange is a part. This offer to exchange does not contain all the information contained in the Schedule TO and the exhibits to the Schedule TO. We recommend that you review the Schedule TO, including its exhibits, and the following material we have filed with the SEC before making a decision on whether to tender your RSUs:

1.	our Annual Report on Form 10-K for our fiscal year ended June 30, 2009, filed with the SEC on August 27, 2009, including the financial statements and other information contained therein; and

2.	our Current Report on Form 8-K dated September 30, 2009, filed with the SEC on October 5, 2009.

The SEC file number for these filings is 001-08403. These filings, our other annual, quarterly and current reports, our proxy statements and our other SEC filings may be examined, and copies may be obtained, at the SEC’s public reference room. Please call the SEC at l-800-SEC-0330 for further information on the public reference room. You may read and copy this information at the following location:

Public Reference Room
Securities Exchange Commission
100 F Street, NE
Washington, DC 20549

You may also obtain copies of this information by mail from the Public Reference Section of the SEC, 100 F Street, NE Washington, DC 20549, at prescribed rates. The SEC also maintains a web site that contains reports, proxy statements and other information about issuers, like ECD, who file electronically with the SEC. The address of that site is www.sec.gov.

 We also will provide without charge to each person to whom a copy of this offer to exchange is delivered, upon the written or oral request of any such person, a copy of any or all the documents to which we have referred you, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Requests should be directed to:

Energy Conversion Devices, Inc.
Attention: Laurie Nagbe
2956 Waterview Drive
Rochester Hills, MI 48309-3484

 or by telephoning us at (248) 293-0440 between the hours of 9:00 a.m. and 5:00 p.m., Eastern Time.

           We make available free of charge, on or through the investor relations section of our website at www.energyconversiondevices.com, annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish to, the SEC.  Information contained on our website is not part of the exchange offer.

16.	Miscellaneous

This offer to exchange and our SEC reports referred to above include forward-looking statements.  Forward-looking statements include statements concerning our plans, objectives, goals, strategies, future events, future sales or performance, capital expenditures, financing needs, plans or intentions relating to acquisitions, business trends and other information that is not historical information. When used in this offer to exchange, the words “estimates,” “expects,” “anticipates,” “projects,” “plans,” “intends,” “believes,” “forecasts,” “foresees,” “likely,” “may,” “should,” “goal,” “target” and variations of such words or similar expressions are intended to identify forward-looking statements. All forward-looking statements are based upon information available to us on the date of this offer to exchange.

           These forward-looking statements are subject to risks, uncertainties and other factors, many of which are outside of our control, that could cause actual results to differ materially from the results discussed in the forward-looking statements, including, among other things, the matters discussed in Item 1A, “Risk Factors,” of our annual report on Form 10-K for the year ended June 30, 2009.  Factors you should consider that could cause these differences include:

•	the worldwide credit markets including sufficiency and availability of credit financing for solar projects and for our customers;

•	the impact of the current lack of credit financing capacity on our customer’s ability to meet their obligations to ECD and its subsidiaries;

•	the worldwide demand for electricity and the market for renewable energy, including solar energy;

•	the ability or inability of conventional fossil fuel-based generation technologies to meet the worldwide demand for electricity;

•	government subsidies and policies supporting renewable energy, including solar energy; our expenses, sources of sales and international sales and operations;

•	future pricing of, and demand for, our solar laminates;

•	the performance, features, costs, and benefits of our solar laminates and plans for the enhancement of solar laminates;

•	our ability to maintain high standards of quality in our product;

•	the supply and price of components and raw materials;

•	our ability to expand our manufacturing capacity in a timely and cost-effective manner;

•	our ability to retain our current key executives, integrate new key executives and attract and retain other skilled managerial, engineering and sales marketing personnel;

•	the viability of our intellectual property and our continued investment in research and development;

•	payments and other obligations resulting from the unfavorable resolution of legal proceedings;

•	changes in, or the failure to comply with, government regulations and environmental, health and safety requirements;

•	interest rate fluctuations and both our and our end-users’ ability to secure financing on commercially reasonable terms or at all; and

•	general economic and business conditions, including those influenced by international and geopolitical events.
     There may be other factors that could cause our actual results to differ materially from the results referred to in the forward-looking statements. We undertake no obligation to publicly update or revise forward-looking statements to reflect events or circumstances after the date made or to reflect the occurrence of unanticipated events, except as required by law.

WE HAVE NOT AUTHORIZED ANY PERSON TO MAKE ANY RECOMMENDATION ON OUR BEHALF AS TO WHETHER YOU SHOULD ELECT TO EXCHANGE OR REFRAIN FROM ELECTING TO EXCHANGE YOUR 2012 RSUs PURSUANT TO THIS OFFER. YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANY PERSON TO GIVE YOU ANY

INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFER OTHER THAN THE INFORMATION AND REPRESENTATIONS CONTAINED IN THIS DOCUMENT OR IN THE RELATED ELECTION CONCERNING EXCHANGE OF RSUs FORM. IF ANYONE MAKES ANY RECOMMENDATION OR REPRESENTATION TO YOU OR GIVES YOU ANY INFORMATION, YOU MUST NOT RELY UPON THAT RECOMMENDATION, REPRESENTATION OR INFORMATION AS HAVING BEEN AUTHORIZED BY US.

Energy Conversion Devices, Inc.
October 14, 2009

ENERGY CONVERSION DEVICES, INC.

October 14, 2009

OFFER TO EXCHANGE RESTRICTED STOCK UNITS GRANTED
UNDER THE ENERGY CONVERSION DEVICES, INC. 2006 STOCK INCENTIVE PLAN

Questions and requests for assistance or for additional copies of this offer to exchange, the election form or any other tender offer materials referred to in the offer may be directed to Laurie Nagbe, Manager, Performance Management and Remuneration  at the address and telephone number listed below.

Energy Conversion Devices, Inc.
2956 Waterview Drive
Rochester Hills, MI 48309-3484
Telephone: (248) 299-6015
Fax: (248) 844-2260

Exhibit (a)(2)
ENERGY CONVERSION DEVICES, INC.
ELECTION CONCERNING EXCHANGE OF RESTRICTED STOCK UNITS
(INSTRUCTIONS AT BOTTOM OF FORM)

Name of RSU Holder:

I have received the Offer to Exchange Restricted Stock Units (the "Offer to Exchange") and the FAQs included therein. I acknowledge that the terms of this Election Concerning Exchange of RSUs form and the Offer to Exchange constitute the entire agreement between Energy Conversion Devices, Inc. (“ECD”) and me regarding the offer.

I understand that I may elect to exchange any or all RSUs that were granted to me that were subject to the achievement of certain performance goals for fiscal year 2012 (the “2012 RSUs”) under the Energy Conversion Devices, Inc. 2006 Stock Incentive Plan, as amended. In return, Energy Conversion Devices, Inc. will grant me the same number of replacement RSUs that will be granted on or about November 12, 2009 (the “new RSUs”).

I understand that if I deferred payment of my 2012 RSUs, I may participate in the offering by completing this form and tendering the 2012 RSUs that I have the right to receive as a result of such deferral.  I also understand that payment of the new RSUs will be made in accordance with my deferral, assuming that I satisfy the three-year vesting period of the new RSUs.

I understand that this exchange is strictly voluntary and that the RSUs accepted for exchange will be exchangeable on a one-for-one basis for the new RSUs.

I understand that the new RSUs granted in exchange for the cancellation of any current 2012 RSUs owned by me will have substantially the same terms as my current 2012 RSUs except that they will be completely unvested at the time they are granted and will become vested on the basis of continued employment with ECD with shares vesting 100% on the third anniversary of award modification.  With the exception of the vesting conditions, the new RSUs will have other terms and conditions that are the same as the cancelled 2012 RSUs.

I recognize that, under certain circumstances set forth in the Offer to Exchange, ECD may terminate or amend the offer and postpone its acceptance and cancellation of any RSUs tendered for exchange. In any such event, I understand that the terms governing 2012 RSUs tendered for exchange but not accepted will remain in effect without change.

I have reviewed the list of my RSUs that ECD made available to me. I hereby give up my ownership interest in the RSUs listed below, and I understand that they will become null and void on or after November 12, 2009 if accepted for exchange. I acknowledge that this election is entirely voluntary. I also acknowledge that this election will be irrevocable after November 10, 2009.

I hereby make the following election with regard to my eligible RSU grants (check one):

☐	I hereby elect to cancel all of my 2012 RSUs.*

☐	I hereby elect to cancel _____ (insert number less than all RSUs held by holder) of my 2012 RSUs.*

*Please indicate the number of 2012 RSUs that you have elected to cancel that were previously deferred:    ___________

__________________, 2009 Date	______________________________________ RSU Holder's Signature

Participation Instructions:

1.
Complete this form, sign it, and fax it to Laurie Nagbe, Manager, Performance Management and Remuneration.  Return in person, via confidential fax  at (248) 844-2260 or email at lnagbe@ovonic.com or by post to Laurie Nagbe , Energy Conversion Devices, Inc., as soon as possible, but in any event before 12:00 midnight, Eastern Time on November 10, 2009.

2.	Ensure that you receive confirmation of receipt from Energy Conversion Devices, Inc. within three business days.

Holders who return forms after November 8, 2009 may not receive timely confirmation.

Exhibit (a)(3)

October 14, 2009

Dear Energy Conversion Devices, Inc. RSU Holder:

It is with great pleasure that we present you with what we believe to be exciting news related to the restricted stock units that we issued to you in 2008.

We are offering to exchange all outstanding RSUs granted to employees in 2008 that were subject to the achievement of certain performance goals for fiscal year 2012 (the “2012 RSUs”) and granted under the Energy Conversion Devices, Inc. 2006 Stock Incentive Plan.  The RSUs accepted for exchange will be exchangeable on a one-for-one basis for the new RSUs. We will grant the new RSUs on November 12, 2009. This exchange is strictly voluntary. You may elect to exchange any or all RSUs held by you for new RSUs, by completing the enclosed election form and tendering the 2012 RSUs the terms of which are more fully described herein.

If you deferred payment of your 2012 RSUs, you may participate in the offering by completing the election form and tendering the 2012 RSUs that you have the right to receive as a result of such deferral.  Payment of the new RSUs will be made in accordance with your deferral, which means that you will not receive such new RSUs until the termination of your employment with ECD, assuming that you satisfy the three-year vesting period of the new RSUs.

This offer to exchange will provide you with a greater incentive to positively impact the upward price of our stock as you perform your job and to participate in the increasing value of Energy Conversion Devices, Inc.

The new RSUs we will grant you in exchange for the cancellation of your current RSUs will have substantially the same terms as your current RSUs except that the new RSUs will be completely unvested at the time they are granted and will become vested on the basis of continued employment with ECD with shares vesting 100% on the third anniversary of award modification. With the exception of the vesting conditions, the new RSUs will have other terms and conditions that are the same as those of the cancelled 2012 RSUs.

The offer is explained in detail in the enclosed offer to exchange and election form. We encourage you to read these materials carefully before making any decision with respect to the offer. The instructions on how to elect to exchange your RSUs also are explained in detail in the enclosed materials.

Although the board of directors has approved the offer, neither we nor our board of directors makes any recommendation as to whether you should elect to exchange your RSUs. You must make your own decision whether to elect to exchange your RSUs.

The offer will expire at 12:00 midnight, Eastern Time, on November 10, 2009, unless we extend the offer. Promptly following the expiration date of the offer and pursuant to the terms and subject to the conditions of the offer, we will accept for exchange and cancel all the RSUs tendered for exchange. Under the terms and subject to the conditions of the offer, we expect that we will grant the new RSUs on November 12, 2009. At that time, you will receive a new RSU agreement to be executed by you and Energy Conversion Devices, Inc.

Please direct questions about the offer or requests for assistance or for additional copies of the offer to exchange and election form to Laurie Nagbe, Manager, Performance Management and Remuneration at (248) 299-6015.

Sincerely,

/s/ Mark D. Morelli

Mark D. Morelli
President and Chief Executive Officer
Enclosures

2956 Waterview Drive, Rochester Hills, MI 48309-3484 P: F:(248) 844-2260 www.ovonic.com

Exhibit (a)(4)

Dear Energy Conversion Devices, Inc. RSU Holder:

This message confirms that we have received your Election Concerning Exchange of Restricted Stock Units. Pursuant to the Offer to Exchange and the Election Concerning Exchange of RSUs form, unless you otherwise rescind your Election before 12:00 midnight, Eastern Time, on November 10, 2009, we will cancel only those RSUs that you have elected to exchange on your Election Concerning Exchange of RSUs form.  We expect that the new RSUs will be granted on or about November 12, 2009, subject to your continued employment and other terms of the offer.

If you have any questions, or if you did not intend to submit this Election, please contact me.

Reminder: This Election is not revocable after November 10, 2009.

Sincerely,

/s/ Laurie A. Nagbe

Laurie A. Nagbe
Manager Performance Management & Remuneration

2956 Waterview Drive, Rochester Hills, MI 48309-3484